Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street | Palo Alto, CA 94304-1114 | tel 650.233.4500 | fax 650.233.4545

James J. Masetti

tel 650.233.4754

jim.masetti@pillsburylaw.com

January 25, 2010

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20249

Attention:	Barbara C. Jacobs

Assistant Director

Re:	Meru Networks, Inc.

Registration Statement on Form S-1

File No. 333-163859

Amendment No. 1

Dear Ms. Jacobs:

On behalf of Meru Networks, Inc. (the “Registrant”), we enclose for filing Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”) together with exhibits thereto.

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated January 14, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

General

1.	We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response: The Registrant has noted the Staff’s comment.

January 25, 2010

2.	With respect to each third-party statement in your prospectus – such as the market data by Gartner, Inc. and IDC referenced on pages 2 and 63 – please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether all or any of the reports were prepared for you.

Response: The Registrant is supplementally providing the Staff copies of the industry research reports of Gartner, Inc. and IDC that are referenced in the Registration Statement. None of these reports were prepared for use by the Registrant.

3.	We note disclosure in your Form S-l that one of your geographic segments includes Europe, the Middle East and Africa. Iran, Syria and Sudan, countries encompassed by these regional references, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, affiliates, resellers, distributors or other direct or indirect arrangements. Your response should describe any products, components, services or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

In this respect, we note news releases indicating that several of your Middle Eastern partners, including Telematics Networking & Communications and Oftec, conduct business activities or operations in the above mentioned countries. Further, it appears that several members of your WINS Partner Program, including Dell, Honeywell and Hewlett-Packard, conduct business activities in Iran, Syria and Sudan. Please advise whether your partners utilize your technology, products or services in their operations in Iran, Syria or Sudan.

Response: The Registrant advises the Staff that it does not have any past, current or anticipated direct contacts with Iran, Syria or Sudan and it has not directly or, to its knowledge, indirectly provided any products, components, services or technology to those countries. Furthermore, the Registrant has no agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments. The Registrant advises the Staff that its sales in the Middle East consist primarily of sales into the United Arab Emirates. The Registrant has no knowledge that its technology, products or services are being used in Iran, Syria or Sudan. The Registrant’s sales agreements contain prohibitions on the distribution of its products in violation of U.S. export control laws. The Registrant also confirms that it has never provided support services to or received any calls requesting support from individuals or entities located in Iran, Syria or Sudan.

January 25, 2010

The Registrant further notes that its WINS Partner Program involves partnerships with other technology providers whereby the Registrant’s products are certified as compatible with a particular third party’s products. Members of the WINS Partner Program are not necessarily customers or distributors of the Registrant’s products. Neither Honeywell nor Hewlett-Packard have been or are customers of the Registrant. Dell is a reseller of the Registrant’s products. The Registrant has no knowledge that the Registrant’s technology, products or services have been used by Dell in Iran, Syria or Sudan. Pursuant to the Registrant’s standard terms and conditions, Dell would be in breach of contract if it resold the Registrant’s products into Iran, Syria and Sudan.

Inside Cover Page Graphics

4.	We will contact you separately regarding the gatefold graphics included in your prospectus.

Response: The Registrant has revised its gatefold graphics in response to the Staff’s discussion with the undersigned. The Registrant acknowledges that the Staff may have additional comments to its artwork.

Prospectus Summary

The Limitations of Legacy Wireless Networking Architectures, page 3

5.	Your filing contains several references to “latency-sensitive applications.” Please briefly explain the meaning of this term, both here and the first time it appears in your business section.

Response: The Registrant has revised the disclosure on page 3 and page 66 in response to the Staff’s comment.

Risk Factors

“Some of the components and technologies used in our products...,” page 18

6.	You indicate that you rely on third-party licenses for certain technologies incorporated into your products, and that the termination of these licenses could have a material adverse effect on your business. It is unclear from the disclosure the degree to which you rely on licenses for the use of the third-party software. To the extent your business is materially dependent on any such licenses, the agreements and their material terms should be discussed. Please revise; or provide us with support for your conclusion that you are not materially dependent on these licenses. Further, please tell us what consideration you gave to filing any such license agreements as exhibits to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

January 25, 2010

Response: The Registrant has revised the disclosure on page 18 in response to the Staff’s comment. The Registrant has also filed its agreement with Atheros Communications, Inc., which the Registrant believes is its only material license agreement.

“We rely on a third party for fulfillment of our customer orders...,” page 19

7.	We note this risk factor, as well as your disclosure on page F-8, indicating that the failure of the company’s third-party logistics provider to perform its warehousing and delivery services for the company could have a material adverse effect on your reputation and revenues. Please expand the discussion in your business section on page 74 to ensure that it provides a materially complete description of the terms of your arrangement with this logistics provider. In addition, tell us what consideration you gave to filing your agreements, if any, with this logistics provider as exhibits to your registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K

Response: The Registrant has revised its risk factor on page 19 to more narrowly discuss the risks associated with the Registrant’s use of a third party logistics provider. The Registrant notes that it did not file an agreement with the logistics provider as an exhibit to its registration statement, because it does not view its arrangement and its relationship with this particular third-party provider as material. The Registrant believes that it could transfer this third party’s duties and responsibilities to another third party or, if necessary, perform these functions itself without incurring material costs and a material disruption to its business.

“If we fail to comply with environmental requirements...,” page 24

8.	You disclose that you have incurred costs to comply with laws relating to the use of certain hazardous materials in the manufacturing of your products, but it is not clear from the disclosure provided whether the effects and costs of compliance with environmental laws are material for Meru. In this regard, please tell us what consideration you gave to providing in your business disclosure the information called for by Item 101(c)(1)(xii) of Regulation S-K.

Response: The Registrant has deleted the risk factor noted above as it believes the risk is not material to the Registrant’s business at this time.

Information Regarding Forward-Looking Statements, page 30

9.	We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that, while you believe such publications are reliable, you have not independently verified the third-party data. As you know, you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

January 25, 2010

Response: The Registrant has deleted the language noted in the Staff’s comment.

Use of Proceeds, page 31

10.	You state that you intend to use the net proceeds from the offering for “working capital and general corporate purposes, including further expansion of [y]our sales and marketing efforts, continued investments in research and development and for capital expenditures,” and that you intend to hire additional personnel. We note further that you may also use a portion of the proceeds for acquisitions. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, for example with respect to any particular capital expenditures that you expect to make, as well as the approximate amounts intended to be used for each such purpose, to the extent known. See Item 504 of Regulation S-K.

Response: The Registrant intends to use the proceeds for general corporate purposes, which it expects will include the items discussed in the “Use of Proceeds” section. However, the Registrant has not made any specific determinations at this time as to the size of any such expenditures or the exact use of proceeds. The Registrant notes the Staff’s comment and will further revise its disclosure at such time as a specific determination has been made with respect to the use of proceeds from this offering, if any, prior to the completion of the offering.

Management’s Discussion and Analysis

Overview, page 38

11.	Please tell us what consideration you gave to expanding your “Overview” to identify the quantitative and qualitative factors that your company’s executives focus on in evaluating the financial condition and operating performance of your business on both a short-term and long-term basis. You may also wish to address the material risks and challenges facing the company and how management is dealing with these issues. We note in this regard that you have disclosed trends that you believe present opportunities for the company, as well as how management plans to capitalize on these opportunities. Refer to SEC Release 338350.

Response: In response to the Staff’s comment, the Registrant has added a section entitled “Key Metrics” following the “Overview.” The Registrant advises the Staff that the metrics described in this new section are the factors monitored by the Registrant’s management in evaluating the financial condition and operating performance of the Registrant’s business on both a short-term and long-term basis. The Registrant respectfully believes it has identified the material risks and challenges facing the Registrant on page 39 of the “Overview.”

January 25, 2010

12.	Aside from the disclosures in your discussion of results of operations, please tell us how you considered including a discussion in your overview of how the establishment of vendor-specific objective evidence (“VSOE”) of fair value for undelivered services has impacted, and is expected to impact, your revenues, costs of revenues and gross profit. Also, tell us how you considered adding disclosure to indicate what your revenue, costs of revenues and gross profit would look like had VSOE been established for all arrangements entered into prior to January 1, 2009. Please also tell us what consideration you gave to noting the impact of the establishment of VSOE in 2008 and 2009 on your revenues elsewhere in the registration statement where you discuss the company’s revenue growth over the past several years, for example, in the prospectus summary at the top of page 2.

Response: In response to the Staff’s comment, the Registrant has added a discussion to the Overview regarding the impact on the Registrant’s results of operations of the establishment of VSOE for support services. The Registrant’s accounting records have been maintained in accordance with its revenue recognition policies described in the Registration Statement. As such, the Registrant has not included disclosure to indicate what its revenues, costs of revenues and gross profit would have been had VSOE for support services been established for all arrangements entered into prior to January 1, 2009 because such information would be impracticable for the Registrant to derive for a number of reasons, including the Registrant’s inability to determine periods over which support services were delivered and the inconsistent pricing of those services.

The Registrant respectfully advises the Staff that it considered noting the impact of the establishment of VSOE in 2008 and 2009 on its revenues elsewhere in the registration statement where it discusses revenue growth over the past several years, but determined that such disclosure would be confusing to investors without a full explanation of VSOE. In the limited instances where the Registrant discusses revenue growth over several years, the Registrant believed such a comprehensive discussion of VSOE was not appropriate and would not be helpful to an investor’s general understanding of the business and financial growth. Instead, the Registrant elected to discuss revenue growth over a four-year period, rather than only the most recent two years, because it believed the impact of when the Registrant established VSOE during this longer period was not as dramatic and the overall growth in revenues over this four-year period was a fair representation of the growth in the Registrant’s business. In these instances, the Registrant attempted to balance the discussion of revenue growth by noting the fact that it had incurred losses since inception and disclosing its accumulated deficit.

Critical Accounting Policies

Stock-Based Compensation, page 43

13.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range.

January 25, 2010

Response: The Registrant advises the Staff that it does not yet have an estimated IPO price.

The Registrant had informal discussions with underwriters regarding the potential for initiating an initial public offering beginning in early October 2009. The Registrant received presentations at that time from different banks as part of their “pitch” to be included as prospective underwriters. These presentations included a broad range of valuation methodologies, timing considerations and comparable company analyses, but were based upon very limited information provided by the Registrant. Accordingly, we do not believe the presentations provide meaningful or reliable information as to the value of the Registrant, and should rather be viewed as speculative marketing materials of the banks.

The Registrant began formal discussions with potential underwriters on November 9, 2009, and has worked with the lead underwriter (Bank of America Merrill Lynch) to begin to develop a common set of comparable companies and to allow the lead underwriter to begin its formal due diligence investigation of the Registrant. At this time, the lead underwriter is not in a position to provide the Registrant with a formal proposed IPO price range. The Registrant will supplementally provide the proposed IPO price range and related information to the Staff once it is determined.

14.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS No. 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Response: The Registrant advises the Staff that it does not yet have an estimated IPO price; however, the intrinsic value of the Registrant’s outstanding options will be disclosed as soon as the estimated IPO price is available. Prior to the point in time in which an estimated IPO price is available, the Registrant will disclose the intrinsic value of the Registrant’s outstanding vested and unvested options as of December 31, 2009 based on the estimated fair value of the Registrant’s common stock as determined by the Registrant’s board of directors on that date.

In addition, the Registrant has revised the table on page 46 of the Registration Statement to indicate the aggregate grant date fair value for the respective option grants in response to the Staff’s comment.

15.	We note from your disclosure on page 45 that your board of directors determined the valuation of your common stock at each grant date with input from management. For each of these valuations, tell us whether you also obtained contemporaneous valuations performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities issued as Compensation,” to assist in determining the fair value of your common stock at each grant date in the table presented.

January 25, 2010

Response: The Registrant advises the Staff that it has obtained contemporaneous valuations of its common stock from an unrelated valuation specialist, as defined by AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” to assist in determining the fair value of its common stock during 2008 and as of each quarter end during 2009. For additional information on the valuations, the Registrant refers the Staff to the response for comment 17 below.

16.	Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

Response: The Registrant advises the Staff that it obtained valuations of its common stock from an unrelated valuation specialist in order to assist the Registrant’s board of directors in determining the fair value of the underlying common stock for the option grants presented. In addition, the Registrant completed a preferred stock financing during the first half of 2009. This financing was used as a basis for providing other objective evidence as to the fair value of the enterprise and the common stock during the Registrant’s 2009 valuations that were performed, which were performed in March 2009, June 2009 and September 2009, within a close proximity to the date of the financing.

The Registrant also advises the Staff that the valuation specialist prepared the valuation in accordance with the guidelines provided in the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” and to comply with Internal Revenue Code Section 409A and SFAS No. 157.

The basis for any adjustments made in determining the fair value for the underlying common stock is discussed further in the response to the Staff’s comment 17 below.

17.	When you determine your estimated IPO price, discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions, as well as the weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Response: The Registrant advises the Staff that it does not yet have an estimated IPO price. However, the Registrant has prepared the following analysis which discusses the significant

January 25, 2010

factors that were evaluated to determine the fair value of the underlying common stock as determined by the board of directors at the respective dates.

Summary of Items Causing Increases to Value of Common Stock

The Registrant’s board of directors considered several factors in determining the value of the Registrant’s common stock, including the review of independent valuation reports and developments in the Registrant’s business, including the following significant events:

•

Forecasted Revenue and 2009 Revenue. The Registrant experienced a strong recovery in demand for its products and services during the first half of 2009 and, as a result, the Registrant increased its forecast for the remainder of 2009.

•	Employee headcount. The Registrant increased its staff levels during 2009 as the Registrant’s growth continued.

•

Series E Preferred Stock Financing. In March 2009, the Registrant sold shares of preferred stock, which resulted in the receipt of approximately $15 million. The Registrant sold additional shares of preferred stock in May and June 2009, which resulted in the receipt of an additional $7 million. These financings provided the Registrant with resources to support its growth plan.

•

Reverse Merger. As part of the Series E financing discussed above, the Registrant agreed to perform a reverse merger within six months and to publicly list its common shares within six months of the reverse merger which would provide additional liquidity to the Registrant’s investors. However, this path was subsequently changed when the Registrant began its initial discussions regarding an IPO as discussed further below.

•

Initial Public Offering. In September 2009, the Registrant began to evaluate the potential of an IPO. This was followed by informal discussions with potential underwriters in October 2009 and formal discussions with potential underwriters in November 2009.

•	IPO Market. The IPO market for emerging technology companies improved substantially during late 2009, which the Registrant took into account when considering a possible IPO.

Valuation Summaries

The valuations and the intervening changes between valuations are discussed below. The Registrant’s valuations have been prepared on a contemporaneous basis during 2008 and 2009 and have been prepared taking into account both income approaches and market approaches. The income approach enterprise value was

January 25, 2010

determined using a discounted cash flow method while analyzing observed market valuation multiples of revenue. The market approach enterprise value was determined using three different approaches: (1) a comparable companies market multiple approach, (2) a comparable transactions approach, and (3) a prior sales of the Registrant’s stock approach. When choosing the market comparable companies to be used for the market comparable approach, the Registrant focused on companies within the same industry and with similar characteristics. The comparable companies used in the market comparable approach remained unchanged during 2009. The enterprise values for each of these four valuation approaches were then weighted based on the Registrant’s best estimate of which scenarios were more appropriate at each valuation date to determine the Registrant’s enterprise value, and related common stock fair value.

March 31, 2008 contemporaneous valuation

The contemporaneous valuation as of March 31, 2008 determined a fair value of the Registrant’s common stock of $0.37 per share. The March 31, 2008 valuation weighted the different scenarios as follows: (1) Income approach—50%; (2) Market approach – Comparable Companies Market Multiple – 50%; (3) Market approach – Comparable Transactions—0%; and (4) Market approach – Prior sales of Registrant stock—0%. The valuation used a liquidity discount of 25%.

The Registrant’s enterprise value was allocated to the common stock on a minority interest basis using an option pricing allocation method. The valuation used a liquidity discount of 25%.

Based on this valuation and other factors, the Registrant’s board of directors used $0.37 per share for the exercise price for all options granted by the Registrant until the board of directors changed their determination.

March 31, 2009 contemporaneous valuation

The contemporaneous valuation as of March 31, 2009 determined a fair value of the Registrant’s common stock of $0.27 per share. The March 31, 2009 valuation weighted the different scenarios as follows: (1) Income approach—0%; (2) Market approach – Comparable Companies Market Multiple—0%; (3) Market approach – Comparable Transactions—0%; and (4) Market approach – Prior sales of Registrant stock—100%. The Registrant weighted the scenarios with 100% for prior sales of Registrant stock and 0% for the other scenarios because it had completed a preferred stock financing led by an unrelated third party investor just prior to the date of this valuation.

January 25, 2010

The Registrant’s enterprise value was allocated to the common stock based on two probable scenarios, (1) the Registrant would perform a reverse merger and the preferred stock would convert to common stock and (2) the Registrant would be sold prior to a reverse merger and prior to the conversion of the preferred stock. The first scenario amounted to a fair value for the common stock of $0.35 per share using a liquidity discount of 32% based on a liquidity event occurring within approximately 1.125 years. The significant difference in the fair value of the common stock between the two scenarios was primarily a result of the conversion of preferred stock into common stock and the elimination of the liquidation preference in the reverse merger scenario and the impact of the liquidation preference of the preferred stock on the value of the common stock in the second scenario. The second scenario determined a fair value for the common stock of $0.06 per share using a liquidity discount of 29% based on a liquidity event occurring within 1 year. The second scenario was determined to be much less likely than the first scenario and, therefore, the Registrant weighted the final fair value of the common stock based on a 75% likelihood of the reverse merger occurring and a 25% likelihood of the Registrant being sold prior to the reverse merger occurring.

Based on this valuation and other factors, the Registrant’s board of directors used $0.27 per share for the exercise price for 429,000 options granted by the Registrant in June 2009. No other options were granted during the period between the March 31, 2009 valuation and the date of the next valuation discussed further below.

June 30, 2009 contemporaneous valuation

The contemporaneous valuation as of June 30, 2009 determined a fair value of the Registrant’s common stock of $0.34 per share. The June 30, 2009 valuation weighted the different scenarios as follows: (1) Income approach—20%; (2) Market approach—Comparable Companies Market Multiple—40%; (3) Market approach – Comparable Transactions—20%, and (4) Market approach – Prior sales of Registrant stock—20%.

The Registrant’s enterprise value as of June 30, 2009 was allocated to the common stock based on two probable scenarios: (1) the Registrant would perform a reverse merger and the preferred stock would convert to common stock and (2) the Registrant would be sold prior to a reverse merger and prior to the conversion of the preferred stock. The first scenario amounted to a fair value for the common stock of $0.42 per share using a liquidity discount of 24% based on a liquidity event occurring within approximately 1.0 years. The second scenario determined a fair value of $0.07 per share using a liquidity discount of 25% based on a liquidity event occurring within 1 year. Also like the March 31, 2009 valuation, the second scenario was determined to be much less likely than the first scenario and, therefore, the Registrant weighted the final fair value of the common stock based on a 80% likelihood of the reverse merger occurring and a 20% likelihood of the Registrant being sold prior to the reverse merger occurring.

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Based on this valuation and other factors, the Registrant’s board of directors determined $0.34 per share to be the fair value of its common stock. No options were granted during the period between the June 30, 2009 valuation and the date of the next contemporaneous valuation discussed further below.

September 24, 2009 contemporaneous valuation

The contemporaneous valuation as of September 24, 2009 determined a fair value of the Registrant’s common stock of $0.53 per share. The September 24, 2009 valuation weighted the different scenarios as follows: (1) Income approach—20%; (2) Market approach—Comparable Companies Market Multiple—40%; (3) Market approach – Comparable Transactions—20%; and (4) Market approach – Prior sales of Registrant stock—20%.

The Registrant’s enterprise value was allocated to the common stock based on probable scenarios; however, these scenarios were updated to include a possible IPO. As such, the probable scenarios for this valuation were as follows: (1) the Registrant would perform a reverse merger and the preferred stock would convert to common stock; (2) the Registrant would be sold prior to a reverse merger or IPO and prior to the conversion of the preferred stock; and (3) the Registrant would perform an IPO by March 31, 2010 and all of the preferred stock would convert into common stock. The first scenario amounted to a fair value for the common stock of $0.47 per share using a liquidity discount of 29% based on a reverse merger occurring within approximately 1.25 years. The second scenario determined a fair value of $0.12 per share using a liquidity discount of 22% based on a liquidity event occurring within 1 year. The third scenario determined a fair value of $0.57 per share using a liquidity discount of 14% based on an IPO occurring within 6 months. A significant majority of the probability matrix was weighted towards the occurrence of an IPO, or a 75% likelihood. The Registrant also determined that there was a 20% likelihood of a reverse merger occurring and a 5% likelihood that the Registrant would be sold prior to a reverse merger or an IPO.

In September 2009, the Registrant granted 16,787,000 options with an exercise price of $0.60 per share which was greater than the per share value of the underlying common stock in the amount of $0.53 per share as a result of the board exercising its discretion. No other options were granted during the period between the September 24, 2009 valuation and the date of the next valuation discussed further below.

December 31, 2009 contemporaneous valuation

The contemporaneous valuation as of December 31, 2009 determined a fair value of the Registrant’s common stock of $0.70 per share. The December 31, 2009 valuation weighted the different scenarios as follows: (1) Income approach – 30%;

January 25, 2010

(2) Market approach—Comparable Companies Market Multiple –- 50%; (3) Market approach – Comparable Transactions—20%; and (4) Market approach – Prior sales of Registrant stock—0%.

The Registrant determined the enterprise value based solely on the assumption that the IPO would occur prior to March 31, 2010 and the resulting conversion of preferred stock. This valuation used a liquidity discount of 10% based on an IPO occurring within 3 months.

18.	Tell us whether you granted any options subsequent to the most recent balance sheet date presented in the registration statement. If you have granted options after this date, please revise your disclosure to include the expected impact the additional option grants will have on your financial statements through the end of fiscal 2010. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Response: The Registrant advises that Staff that the only grants of options subsequent to the September 30, 2009 balance sheet consist of option grants to purchase an aggregate of 2,118,500 shares of common stock with an exercise price of $0.70 per share on January 11, 2010. The Registrant also advises the Staff that it has added disclosure to page 48 of the Registration Statement to include the expected impact of the January 2010 option grants through the end of 2010 as requested by the Staff. In addition, the Registrant advises the Staff that it will continue to provide updates as requested through the effective date of the Registration Statement.

19.	To the extent you relied upon a third-party valuation specialist, tell us how you considered disclosing the name of the specialist and including the expert’s consent following Securities Act Rule 436(b) of Regulation C. See Question 141.02 of our Compliance and Disclosure Interpretations on Securities Act Sections for additional guidance.

Response: The Registrant did obtain reports from a third-party valuation specialist regarding the fair market value of its equity awards. However, these reports were only one of several factors considered by the Registrant’s board of directors when determining the market value of its equity awards. The other factors considered by the board of directors are described beginning on page 47 of the Registration Statement. In addition, the Registrant has not summarized or included the valuation specialist’s report in the Registration Statement. Accordingly, the Registrant respectfully submits that it does not deem the valuation specialist an “expert” as defined in Item 509 of Regulation S-K for the purposes of Rule 436(b) of Regulation C since the valuation specialist did not prepare or certify any part of the Registration Statement or prepare or certify a report or valuation for use in connection with the Registration Statement and accordingly submits that no consent should be required.

Results of Operations, page 50

January 25, 2010

20.	You disclose that the $12.7 million increase in total revenues from the first nine months of 2008 to the first nine months of 2009 “primarily reflected an increase in the recognition of revenues from invoiced products sold during the nine months ended September 30, 2009, which was the result of the establishment of VSOE for support services sold to distributors on April 1, 2008, and the establishment of VSOE for support services sold to VARs and customers on January 1, 2009.” You also indicate that the $38.7 million increase in total revenues from fiscal 2007 to fiscal 2008 was “primarily” attributable to the establishment of VSOE for support services sold to distributors on April I, 2008. Please consider expanding your discussions of the revenue increases for these periods to quantify the amount of such increases that were attributable to the establishment of VSOE for certain support services on April 1, 2008, and, if applicable, on January 1, 2009.

Response: The Registrant has maintained its accounting records in accordance with its revenue recognition policy as described in the Registration Statement. As such, it is impracticable for the Registrant to quantify the exact amount of any revenue increase attributable to the establishment of VSOE for support services for any particular period, including April 1, 2008 and January 1, 2009. The Registrant respectfully notes that it has quantified the amount of such increases that were attributable to increases in invoiced products and services, which it believes represents an informative indication of the actual growth in the Registrant’s business and the sales that were made within the periods being compared.

Liquidity and Capital Resources, page 57

21.	Your disclosure in this section appears to be a mere recitation of changes and other information evident from the cash flow statements. Revise your disclosure to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. See SEC Release No. 33-8350, Section IV.B.

Response: In response to the Staff’s comment, the Registrant has revised the section entitled “Liquidity and Capital Resources.”

22.	We note from disclosure on page F-22 that as of December 31, 2008, you were in violation of one of the covenants under your working capital line of credit. Please tell us how you considered disclosing the nature of the covenant and the degree of non-compliance. Also, tell us how you considered disclosing the extent to which your debt covenants may impact your liquidity in the future. Lastly, tell us whether covenant violations under your working capital line of credit also impact compliance with the provisions of your term loan and security agreement.

January 25, 2010

Response: The Registrant advises the Staff that its non-compliance with the covenant discussed on page F-22 had no material impact to its liquidity as the Registrant received a waiver from the lender. As such, the Registrant has not discussed this event in the “Liquidity and Capital Resources” section. The Registrant has added a discussion of its debt agreements to this section, including a discussion of the consequence of non-compliance with any of these covenants in the future and the impact that covenant violations under one agreement would have on the other agreement.

Contractual Obligations, page 59

23.	In addition to the principal payments on your long-term debt, please tell us how you considered including the related interest payment obligations as a separate line item in your contractual obligations table.

Response: The Registrant has revised the contractual obligations on page 60 to include the expected interest obligation associated with the Registrant’s debt.

Business, page 62

General

24.	You reference the seasonality of your business on page 9 in your risk factor discussion and on page 57 in your management’s discussion and analysis. Please tell us what consideration you gave to discussing in your business disclosure the seasonal demand fluctuations you face, to the extent material. See Item 101(c)(1))(v) of Regulation S-K.

Response: The Registrant has not included a discussion of seasonality in its Business section as it believes such a discussion is more appropriately covered in the Management Discussion & Analysis section where the Registrant’s results of operations are discussed. The Registrant believes its discussion of seasonality in the Risk Factor and Management Discussion & Analysis sections appropriately inform an investor of the impact seasonality has on the Registrant.

25.	Please state, for each of your last three fiscal years, the amount of your revenues and long-lived assets by geographic area, as required by Item 101(d)(1) of Regulation S-K. You may include a cross-reference to this information provided in Note 13 to your financial statements. We note, however, that Note 13 presents revenues attributed to the Americas generally; please clarify the portion of revenues that is attributed to the United States in particular, as your country of domicile. See Item 101(d)(1)(i)(A).

Response: The requested disclosure has been added on page 75.

Management

Compensation Committee Interlocks and Insider Participation, page 79

26.	Please identify under this heading each person who served as a member of the compensation committee during the last completed fiscal year. See Item

January 25, 2010

407(e)(4)(i) of Regulation S-K. We note that you have disclosed elsewhere on this page that the compensation committee currently consists of Messrs. Mitsakos and Turenne.

Response: The requested disclosure has been added on page 82.

Executive Compensation, page 80

General

27.	Please update the compensation tables and related disclosure to include information for Meru Networks’ last completed fiscal year ended December 31, 2009, as required by Item 402 of Regulation S-K.

Response: The Registrant has updated its compensation tables and related disclosure to include information for the last completed fiscal year.

28.	Please tell us how you determined that you have included in your executive compensation discussion all of the persons covered pursuant to Item 402(a)(3) of Regulation S-K. We note also that several of your current executive officers joined the company in 2009, and that you may identify additional named executive officers in connection with updating your executive compensation disclosure for your most recent fiscal year.

Response: The Registrant reviewed the definition of an executive officer in Rule 3b-7 of the Securities Exchange Act of 1934 in determining which persons were serving as executive officers of the Registrant. The Registrant determined Ihab Abu-Hakima, Dr. Vaduvur Bhargahavan, Brett White and Glenn Cross were each in charge of a principal business function and possessed independent policy making authority; therefore, they are the Registrant’s executive officers. However, Mr. Cross did not make over $100,000 in 2009 as he joined the Registrant in September 2009 and, as such, Mr. Cross is not listed in the Registrant’s summary compensation table.

The Registrant determined it had a number of other key employees that are expected to make significant contributions to the business without being vested in the decision-making authority reserved for the Registrant’s executive officers and has included those key employees in its management table. The Registrant has revised the management table on page 78 to specify the members of management that the Registrant believes are its executive officers and the members it believes to be other key employees.

Certain Relationships and Related Party Transactions

Related Party Transaction Policy, page 89

29.	Your disclosure indicates that the company intends to adopt a formal policy for approving related party transactions, but that all of the related-person transactions

January 25, 2010

described in your filing were entered into prior to the adoption of this policy. Please also discuss in this section the policies and procedures that your board of directors has historically applied when reviewing related party transactions. See Item 404(b)(1) and Instruction 1 to Item 404 of Regulation S-K.

Response: The requested disclosure has been added to page 96.

Principal and Selling Stockholders, page 91

30.	Once the selling stockholders are identified, please ensure that your filing describes the material transactions and relationships between Meru Networks and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. The transactions whereby the shares to be resold, or the securities overlying the shares to be resold, were issued should be described in materially complete terms. Please ensure that you disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions, and the amount of securities received by them.

Response: The Registrant notes the Staff’s comment and will disclose any material transactions or relationships between the Registrant and its selling stockholders.

31.	With respect to each principal or selling stockholder that is an entity, please ensure that you disclose the individual or individuals who have or share voting and/or dispositive power with respect to the shares held by such entity. It appears in this regard that you have not identified such individual or individuals with respect to the shares held by the following stockholders: Vision Opportunity Master Fund, Ltd., entities affiliated with Tenaya Capital, and entities affiliated with CID Group. In addition, we note that footnotes 11, 13, 14 and 15 to the selling stockholder table each identify only one individual who shares voting and dispositive power with respect to the referenced shares; any other individuals who share voting and/or dispositive power with respect to the referenced shares should also be identified. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Response: The requested disclosure has been added.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Revenue recognition, page F-13

January 25, 2010

32.	We note your disclosure that VSOE of fair value for support services is established when the support services are sold separately. Please describe, in detail, your methodology for establishing VSOE for your support services for sales to your distributors (after April 1, 2008), and your channel partners and end customers (after January 1, 2009), as well as the one channel partner you established VSOE of support services for in 2007. Additionally, describe your methodology for establishing VSOE for your support services where the term of the support period is greater than one year. If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).

Response: Prior to January 1, 2007, the Registrant provided technical support and unspecified software upgrades outside of contractual terms (as disclosed on page 40 of the Registration Statement). As a result, selling prices for support services varied significantly and the Registrant lacked sufficient consistent pricing data to support VSOE for support services for sales to any of its customers.

In 2007, the Registrant began selling to one channel partner and established VSOE for support services to this channel partner which the Registrant considered to be a separate class of customer due to its large purchase volume as an original equipment manufacturer and the unique nature of the service offerings provided to this channel partner. VSOE for support services sold to this channel partner was established in 2007 based on the stated substantive renewal rate in the original sales agreement with this channel partner, with the first renewal occurring in 2007. The Registrant determined that the renewal rate for support services was consistent with pricing for a similar level of support service sold to other types of customers on a stand-alone basis. This channel partner has developed a consistent history of renewing support services at the stated renewal rate.

For the remainder of the Registrant’s customers, the Registrant stratified the population of transactions into separate meaningful customer groups, which consist of original equipment manufacturers, distributors and direct customers, for purposes of establishing VSOE for support services. The Registrant’s historical pricing practices vary from customer to customer and, as such, the Registrant considers factors such as the distribution channel (for example, distributor, original equipment manufacturer, or direct), the size of customer (determined by purchase volume), type of customer (for example, education, healthcare, etc.), support service level, and geographical location of the customer in its VSOE analyses. For sales of support services, the Registrant has three customer groups including the aforementioned channel partner, distributors, and all other customers.

January 25, 2010

For all customers except the above mentioned channel partner, the Registrant determines VSOE for support services based on its normal pricing and discounting practices for support services when sold on a stand-alone basis. This VSOE analysis is performed using the bell-shaped curve method and requires that a substantial majority of the support services selling prices fall within a reasonably narrow pricing range, generally evidenced by approximately 80% of such historical stand-alone transactions falling within plus or minus 15% of the median price.

The Registrant uses a range of stand-alone sales that includes a rolling four quarters of historical data with a one quarter lag. The historical volume of stand-alone sales in the VSOE population ranges from 50 to more than 1,000 transactions.

The Registrant’s most significant customer class is its distributors and, therefore, it placed significant focus on improving the controls around sales of support services to this customer group. The Registrant improved its controls for providing support services only to customers with active technical support contracts as well as its controls for pricing these support services consistently. The Registrant determined that it had established VSOE for support services for sales to distributors on April 1, 2008 when it determined that it had developed a sufficient history of stand-alone sales for support services based on the bell-shaped curve method.

The Registrant continued to improve its controls around sales of support services to other customers and, in January 2009, the Registrant determined that it had established VSOE for support services for sales to all other customers based on the bell-shaped curve method.

The Registrant enters into some sale agreements that include multi-year support services with an option to renew after the initial contractual term. For these agreements with initial support periods of more than one year, the sale of support services within these contractual periods are not considered stand-alone sales. The Registrant established VSOE for support services in these arrangements using a population of stand-alone support sales.

33.	We note your disclosure on page 43 that “[y]our ability to establish VSOE for the different elements of [y]our sales arrangements has changed over time depending on the party and the time at which the sale occurred.” Please clarify how your ability to establish VSOE for the different elements changed over time based on the party involved. Additionally, as it relates to the different elements in your multiple element arrangements, including any additional software programs, professional services or training services as noted in your disclosure on page 39, please explain your methodology for establishing VSOE of fair value for these elements.

Response: The Registrant has revised the disclosure on page 44 to clarify that the Registrant had established VSOE for support services for different customers at different times.

January 25, 2010

The Registrant also advises the Staff that it has not established VSOE for any of its customers for any elements other than support services, including additional software programs, professional services and training services. To date, these elements (other than products and support services) have not been material to the Registrant’s financial results or operations. When these other elements for which the Registrant has not established VSOE are present in a sale arrangement, the Registrant defers revenues for the entire arrangement until all the elements for which the Registrant has not established VSOE are delivered. The Registrant has added disclosure on pages 44 and F-14 to make clear its revenue recognition policy in these circumstances.

Note 9. Stock Plan

Determining Fair Value of Stock Options, page F-31

34.	Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:

•	the nature and type of stock option or other equity related transaction;

•	the date of grant/issuance;

•	description/name of option or equity holder;

•	the reason for the grant or equity related issuance;

•	the number of options or equity instruments granted or issued;

•	the exercise price or conversion price;

•	the fair value of underlying shares of common stock;

•	adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

•	the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;

•	the amount and timing of expense recognition; and

•

indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Response: The Registrant has provided the Staff with the information requested in the chronological equity schedule attached as Appendix A to this letter. In addition, the Registrant advises the Staff that it will continue to provide updates as requested through the effective date of this registration statement.

35.	We note that the expected volatility assumed in your valuations of stock options is based on historical stock volatilities of several of your publicly listed peers over a

January 25, 2010

period equal to the expected terms of the options, and that such expected volatility was determined to be 62.2% for the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009. Please explain in further detail how you derived a consistent expected volatility of 62.2% for each of these periods.

Response: The Registrant advises the Staff that its determination of the expected volatility was based on the historical volatilities of publically listed peers and that the historical volatility of these peers was materially consistent during the periods presented in the consolidated financial statements. The Registrant also advises the Staff that the calculated historical volatility of its publically listed peers was approximately 62.2% for the periods presented and that the Registrant continued to use the same expected volatility because the exact calculated volatility was within an insignificant difference and the related stock-based compensation expense would not have been materially impacted by using the exact calculated historical volatility.

Exhibits

36.

You disclose on page 15 that you rely significantly on your channel partners, including VARs and distributors, and that the loss of one or more of your significant channel partners could “materially and adversely harm [y]our operating results,” In addition, you disclose on page 41 that sales through each of Westcon Group, Inc. and Catalyst Telecom, Inc. accounted for at least 10% of revenues for fiscal year 2008 and the nine mouths ended September 30, 2009. Please file your distribution agreements or similar contracts, if any, with Westcon Group and Catalyst Telecom; or provide us with an analysis as to why you have determined that any agreements you have with these distributors do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K. In addition, please ensure that your prospectus contains a materially-complete description of the terms of your agreement or other arrangement with each of these significant channel partners.

Response: The Registrant submits that the revenues received from Westcon Group, Inc. and Catalyst Telecom, Inc. represent sales to multiple end customers whom have contacted these distributors to purchase the Registrant’s products. The Registrant maintains relationships with many distributors. In the event any one of these distributors were to cease operations, the revenue derived from that one distributor would most likely shift to another one of the Registrant’s distributors. Because the Registrant’s distributors service the demand of the Registrant’s end customer, the loss of any one distributor would not directly correlate to a loss in revenue for the Registrant. Furthermore, the Registrant does not have any long-term commitments from these distributors. The Registrant operates on a purchase order basis, which means the Registrant’s only dependence on a particular distributor is limited to a per-order basis. As such, the Registrant does not believe it has any agreements with any of its distributors, including Westcom and Catalyst, that are material to its business. The Registrant has revised the risk factor on page 15 to more narrowly reflect its risk related to its relationship with its channel partners.

January 25, 2010

* * *

The Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information. Please contact the undersigned at (650) 233-4754. You may also direct any further comments via facsimile at (650) 233-4545.

Very truly yours,

James J. Masetti

cc:	Meru Networks, Inc.
Ihab Abu-Hakima

Wilson Sonsini Goodrich & Rosati, Professional Corporation
Jeffrey D. Saper, Esq.
Rezwan D. Pavri, Esq.

Pillsbury Winthrop Shaw Pittman, LLP
Stanley F. Pierson, Esq.
Heidi E. Mayon, Esq.

Appendix A: Chronological Equity Schedule (Jan 2008 to Jan 2010)

Issuance / Event	Equity Type	Grant Date / Issue Date	Description of option or equity holder	Reason for the grant or equity related issuance	Number of shares issued or issuable in the grant	Exercise price or purchase price	Fair value of underlying shares of common stock	Adjustments made in determining the FV of the underlying shares of common stock	Amount of deferred compensation or value assigned to any beneficial conversion feature	Amount and timing of expense recognition	Valuation methodology used, contemporaneous or retrospective, who performed the valuation
Jul 2008	Common Stock Options	7/22/08	Employees	New hire grants and merit grants	2,075,000 shares of common stock	$0.37 exercise price per share	$0.37 per share	See response to Staff comment 17	None	$467,913 straight line over four years	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Both the market and income approaches were utilized.
Jul 2008	Common Stock Options	7/22/08	Consultant	Grant in exchange for services	5,000 shares of common stock	$0.37 exercise price per share	$0.37 per share	See response to Staff comment 17	None	$1,361 at initial recognition; changes in fair value recognized in earnings at each reporting date	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Both the market and income approaches were utilized.
Sep 2008	Common Stock Options	9/9/08	Employees	New hire grants and merit grants	559,000 shares of common stock	$0.37 exercise price per share	$0.37 per share	See response to Staff comment 17	None	$125,384 straight line over four years	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Both the market and income approaches were utilized.
Oct 2008	Common Stock Options	10/7/08	Employees	New hire grants and merit grants	1,410,000 stock options	$0.37 exercise price per share	$0.37 per share	See response to Staff comment 17	None	$67,529 straight line over four years	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Both the market and income approaches were utilized.
Oct 2008	Common Stock Options	10/7/08	Consultant	Grant in exchange for services	25,000 stock options	$0.37 exercise price per share	$0.37 per share	See response to Staff comment 17	None	$6,550 at initial recognition; changes in fair value to be recognized in earnings at each reporting date	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Both the market and income approaches were utilized.
Oct 2008	Common Stock Options	10/21/08	Employees	New hire grants and merit grants	198,000 stock options	$0.37 exercise price per share	$0.37 per share	See response to Staff comment 17	None	$44,411 straight line over four years	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Both the market and income approaches were utilized.
Dec 2008	Common Stock Options	12/10/08	Employees	New hire grants and merit grants	10,000 stock options	$0.37 exercise price per share	$0.37 per share	See response to Staff comment 17	None	$2,183 straight line over four years	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Both the market and income approaches were utilized.
Jan 2009	Common Stock Options	1/29/09	Employees	New hire grants and merit grants	60,000 stock options	$0.37 exercise price per share	$0.37 per share	See response to Staff comment 17	None	$12,948 straight line over four years	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Both the market and income approaches were utilized.
Mar 2009	Series E Preferred Stock	3/6/09	Various third-party investors	Preferred stock equity financing for working capital and general corporate purposes	42,461,756 shares of Series E convertible preferred stock (21,358,707 shares in exchange for cash and 21,103,049 shares in exchange for convertible notes payable)	$0.70229 purchase price per share		None	None	No related expense recognized;	Not applicable
Mar 2009	Common Stock Warrants and Preferred Stock Warrants	3/6/09	Various third-party investors	Preferred stock equity financing for working capital and general corporate purposes	42,451,756 warrants to purchase common stock and 4,035,256 warrants to purchase shares of Series E convertible preferred stock (21,358,707 common stock warrants in exchange for cash; 21,103,049 common stock warrants and 4,035,2576 warrants in exchange for convertible notes payable)

Initial exercise price of $0.8779 and $1.0534 per share for common stock warrants and $0.70229 per share for Series E convertible preferred stock

The exercise prices for these common stock warrants was reduced to $0.75 and $0.90 per share.

							$0.27 per share for the common stock underlying the common stock warrants and $0.64 per share for the Series E preferred stock underlying these Series E warrants.	None	None	No related expense recognized upon issuance; changes in fair value recognized in earnings at each reporting date subsequent to issuance.	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Only the market approach was utilized.
May 2009	Series E Preferred Stock	5/13/09	Various third-party investors	Preferred stock equity financing for working capital and general corporate purposes	1,708,696 shares of Series E convertible preferred stock	$0.70229 purchase price per share		None	None	No related expense recognized;	Not applicable

Appendix A: Chronological Equity Schedule (Jan 2008 to Jan 2010)

Issuance / Event	Equity Type	Grant Date / Issue Date	Description of option or equity holder	Reason for the grant or equity related issuance	Number of shares issued or issuable in the grant	Exercise price or purchase price	Fair value of underlying shares of common stock	Adjustments made in determining the FV of the underlying shares of common stock	Amount of deferred compensation or value assigned to any beneficial conversion feature	Amount and timing of expense recognition	Valuation methodology used, contemporaneous or retrospective, who performed the valuation
May 2009	Common Stock Warrants	5/13/09	Various third-party investors	Preferred stock equity financing for working capital and general corporate purposes	1,708,696 warrants to purchase common stock	Initial exercise price of $0.8779 and $1.0534 per share; in Q4 2009, the exercise prices for these warrants was reduced to $0.75 and $0.90 per share.	$0.27 per share for the common stock underlying the common stock warrants	None	None	No related expense recognized at initial recognition; changes in fair value recognized in earnings at each reporting date	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Only the market approach was utilized.
Jun 2009	Series E Preferred Stock	6/3/09	Various third-party investors	Preferred stock equity financing for working capital and general corporate purposes	7,119,566 shares of Series E convertible preferred stock	$0.70229 purchase price per share	$0.70229 purchase price per share	None	None	No related expense recognized;
Jun 2009	Common Stock Warrants	6/3/09	Various third-party investors	Preferred stock equity financing for working capital and general corporate purposes	7,119,566 warrants to purchase common stock	Initial exercise price of $0.8779 and $1.0534 per share; in Q4 2009, the exercise prices for these warrants was reduced to $0.75 and $0.90 per share.	$0.27 per share for the common stock underlying the common stock warrants	None	None	No related expense recognized at initial recognition; changes in fair value recognized in earnings at each reporting date	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Only the market approach was utilized.
Jun 2009	Series E Preferred Stock	6/10/09	Various third-party investors	Preferred stock equity financing for working capital and general corporate purposes	711,956 shares of Series E convertible preferred stock	$0.70229 purchase price per share	$0.70229 purchase price per share	None	None	No related expense recognized;
Jun 2009	Common Stock Warrants	6/10/09	Various third-party investors	Preferred stock equity financing for working capital and general corporate purposes	711,956 warrants to purchase common stock	Initial exercise price of $0.8779 and $1.0534 per share; in Q4 2009, the exercise prices for these warrants was reduced to $0.75 and $0.90 per share.	$0.27 per share for the common stock underlying the common stock warrants	None	None	No related expense recognized at initial recognition; changes in fair value recognized in earnings at each reporting date	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Only the market approach was utilized.
Jun 2009	Common Stock Options	6/23/09	Employees	New hire grants and merit grants	429,000 stock options	$0.27 exercise price per share	$0.27 per share	None	None	$69,412 straight line over four years	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Only the market approach was utilized.
Jun 2009	Common Stock Warrants and Preferred Stock	9/30/09	Placement agent	Grant in exchange for services	475,587 warrants to purchase common stock and 475,587 shares of Series E convertible preferred stock	Initial exercise price of $0.8779 and $1.0534 per share; in Q4 2009, the exercise prices for these warrants was reduced to $0.75 and $0.90 per share.	$0.27 per share for the common stock underlying the common stock warrants	None	None	No related expense recognized at initial recognition; changes in fair value recognized in earnings at each reporting date	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Only the market approach was utilized.
Sep 2009	Common Stock Options	9/24/09	Employees	Merit grants	16,298,000 stock options	$0.60 exercise price per share	$0.53 per share	None	None	$5.8 million—straight line over four years	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Both the market and income approaches were utilized.
Sep 2009	Common Stock Warrants and Preferred Stock	9/30/09	Former employee	Settlement of a lawsuit with a former employee	95,400 warrants to purchase common stock and 95,400 shares of Series E convertible preferred stock	Initial exercise price of $0.8779 and $1.0534 per share; in Q4 2009, the exercise prices for these warrants was reduced to $0.75 and $0.90 per share.	$0.53 per share for the common stock underlying the common stock warrants	None	None	No related expense recognized at initial recognition; changes in fair value recognized in earnings at each reporting date	A valuation was performed by an unrelated valuation specialist on a contemporaneous basis. Both the market and income approaches were utilized.
Jan 2010	Common Stock Options		Employees	New hire grants	2,118,500 stock options	$0.70 exercise price per share	$0.70 per share	None	None	$0.2 million straight line over four years